First Reserve Corporation
One Lafayette Place
Greenwich, CT 06830
(203) 661-6601
Fax (203) 661-6729

August 17, 2004

Mr. Hans J. Mende
President
AMCI Acquisition, LLC
c/o American Metals & Coal International, Inc.
475 Steamboat Road, 2nd Floor
Greenwich, CT 06830

Re:
Foundation Coal Holdings, Inc.

Dear Hans:

        We refer you to that certain Stockholders Agreement (the "Stockholders Agreement") related to the shares of common stock of Foundation Coal Holdings, Inc., a Delaware corporation (f/k/a FC 1 Corp.) (the "Company") dated as of August 17, 2004, among the Stockholders named therein. Capitalized terms not otherwise defined in this letter agreement have the meanings given them in the Stockholders Agreement.

        This letter agreement will confirm our arrangements with respect to certain governance matters between FRC Investor Group and the AMCI Investor Group (each a "party" and together the "parties") as follows:

1.
For so long as the FRC Investor Group is entitled to appoint three Directors to the Board of the Company, it will appoint one person designated by the AMCI Investor Group who is reasonably satisfactory to the FRC Investor Group. Initially, this person will be Hans J. Mende. Should the FRC Investor Group not be entitled to appoint three Directors to the Board of the Company, it will have no obligation to appoint a person designated by the AMCI Investor Group.

2.
Until such time as the Company has completed a Qualified IPO, the AMCI Investor Group shall have access to all information regarding the Company and its subsidiaries to which the FRC Investor Group has access. Upon completion of a Qualified IPO, the AMCI Investor Group shall have access only to such information as the Company may provide to it.

3.
Neither party shall assign all or any part of this letter agreement without the prior written consent of the other. This letter agreement shall be binding upon and inure to the benefit of the successors and assigns of the parties pursuant to this paragraph.

4.
Any notice, demand, request, waiver, or other communication under this letter agreement shall be personally served in writing, shall be deemed to have been given on the date of service, and shall be addressed as provided in Section 9.6 of the Stockholders Agreement.

5.
This letter agreement shall be construed in accordance with, and governed by, the laws of the State of Delaware without regard to conflicts of laws principles which would result in the application of the laws of another jurisdiction.

6.
Any dispute, controversy or claim arising out of or relating to this letter agreement (a "Dispute") shall be settled by binding arbitration in accordance with the commercial arbitration rules of the Center for Public Resources. Any such Dispute shall be consolidated, to the extent practicable, in any arbitration with any dispute, claim or controversy of any other Stockholder unless the arbitrator decides that such consolidation cannot occur. The arbitration shall be conducted in New York City, New York, and any court having jurisdiction thereof may be immediately issue judgment on the arbitration award. The parties agree that the arbitration provided for in this section 6 shall be the exclusive means to resolve all Disputes.

7.
This letter agreement and the Stockholders Agreement set forth the entire understanding and agreement of the parties hereto and supersede any and all other understandings, term sheets, negotiations or agreements between the parties relating to the subject matter of this letter agreement.

8.
This letter agreement may be executed in counterparts, each of which shall be deemed an original, and all of which together shall constitute a single agreement.

9.
In the event that any one or more of the provisions contained in this letter agreement shall for any reason be held to be invalid, illegal or unenforceable, the same shall not affect any other provision of this letter agreement, but this letter agreement shall be construed in a manner which, as nearly as possible, reflects the original intent of the parties.

10.
This letter agreement may only be modified or amended by a writing referring to this letter agreement signed by the parties.

11.
The parties acknowledge and agree that irreparable damage would occur in the event that any of the provisions of this letter agreement were not performed in accordance with their specific terms or were otherwise breached. It is accordingly agreed that the parties shall be entitled to an injunction or injunctions to prevent breaches of the provisions of this letter agreement and to enforce specifically the terms and provisions hereof, this being in addition to any other remedy to which they may be entitled at law or in equity.

12.
The AMCI Investor Group acknowledges that any information to which it has access pursuant to this letter agreement will be treated in confidence by it to the full extent contemplated by Section 9.18 of the Stockholders Agreement and that the FRC Investor Group is an intended beneficiary of the covenants of the AMCI Investor Group made by reason of such Section.

[Signature Page Follows]

        If the foregoing reflects our agreement, we ask that you sign, date and return a copy of this letter to the undersigned.

Sincerely,
First Reserve Corporation
By:	/s/ ALEX T. KRUEGER Name: Alex T. Krueger Title: Director

ACKNOWLEDGED AND AGREED:

AMCI Acquisition, LLC
By:	/s/ HANS J. MENDE Name: Hans J. Mende Title: President
Date:	August 17, 2004